

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2025

Robert A. Berman
Chief Executive Officer
enVVeno Medical Corporation
70 Doppler
Irvine, California 92618

>   **Re: enVVeno Medical Corporation**
>   **Registration Statement on Form S-3**
>   **Filed February 28, 2025**
>   **File No. 333-285474**

Dear Robert A. Berman:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Conlon Danberg at 202-551-4466 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services

cc: Matthew Bernstein, Esq.